UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Zhihu Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share

Class B ordinary shares, par value US$0.000125 per share(1)

(Title of Class of Securities)

98955N 207(2)

(CUSIP Number)

MO Holding Ltd

Yuan Zhou

18 Xueqing Road

Haidian District, Beijing 100083

People’s Republic of China

Tel: +86 (10) 8271-6605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  Each Class B ordinary share may be converted into one Class A ordinary share at any time.

(2)  CUSIP number 98955N 207 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Each ADS represents three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N 207	Schedule 13D	Page 2 of 6 Pages

1	Names of Reporting Persons MO Holding Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,854,578(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 36,854,578 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,854,578(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.1%. The voting power of the shares beneficially owned represented 43.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 21,407,800 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 15,446,778 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The CEO Award Shares are subject to certain restrictions and conditions. See Item 3 for more details.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 261,860,348 issued and outstanding ordinary shares (consisting of 246,413,570 Class A ordinary shares and 15,446,778 Class B ordinary shares) of the Issuer as of November 8, 2024 as a single class, excluding the Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of November 8, 2024. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

CUSIP No. 98955N 207	Schedule 13D	Page 3 of 6 Pages

1	Names of Reporting Persons Yuan Zhou
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,854,578(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 36,854,578 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,854,578(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.1%. The voting power of the shares beneficially owned represented 43.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)            Represents 21,407,800 Class A ordinary shares, including the CEO Award Shares, and 15,446,778 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The CEO Award Shares are subject to certain restrictions and conditions. See Item 3 for more details.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 261,860,348 issued and outstanding ordinary shares (consisting of 246,413,570 Class A ordinary shares and 15,446,778 Class B ordinary shares) of the Issuer as of November 8, 2024 as a single class, excluding the Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of November 8, 2024. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

CUSIP No. 98955N 207	Schedule 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the U.S. Securiteis and Exchange Commission on April 20, 2022 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Statement”) filed jointly by MO Holding Ltd and Yuan Zhou (together, the “Reporting Persons”, and each, a “Reporting Person”), with respect to the ordinary shares of Zhihu Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China. The ordinary shares of the issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value US$0.000125 each.

The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “ZH.” Each ADS represents three Class A ordinary shares.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The beneficial ownership that is the subject of this Amendment No. 1 was acquired for long-term investment purposes. The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by the following:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 1 are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 261,860,348 issued and outstanding ordinary shares (consisting of 246,413,570 Class A ordinary shares and 15,446,778 Class B ordinary shares) of the Issuer as of November 8, 2024 as a single class, excluding the Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of November 8, 2024. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. This Amendment No. 1 is filed to reflect that the Reporting Persons’ shareholding percentage in the Issuer became 14.1% because the Issuer repurchased and cancelled certain Class A ordinary shares on November 8, 2024. Other than having converted certain number of Class B ordinary shares to the same number of Class A ordinary shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Reporting Persons’ total shareholding interest in the Issuer was not changed from that in the Original Schedule 13D and they continued to collectively hold 36,854,578 ordinary shares of the Issuer.

CUSIP No. 98955N 207	Schedule 13D	Page 5 of 6 Pages

Except as disclosed in this Statement, none of the Reporting Persons or any of the directors or officers of the Reporting Persons beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer. Except as disclosed in this Statement, none of the Reporting Persons or any of the directors or officers of the Reporting Persons presently has the power to vote or to direct the votes or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.

(c): Except as disclosed in this Statement, none of the Reporting Persons or any of the directors or officers of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement dated April 20, 2022 by and between the Reporting Persons

B*	Share Grant Agreement dated April 8, 2022 between Yuan Zhou and the Issuer

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

MO Holding Ltd

By:	/s/ Yuan Zhou
Name: Yuan Zhou
Title: Director

Yuan Zhou

/s/ Yuan Zhou